Mail Stop 3561

January 21, 2010

VIA U.S. MAIL

H.P. Jin, Ph.D.
Chairman, Chief Executive Officer, and President
TNAV Holdings, Inc.
1130 Kifer Road
Sunnyvale, CA 94086

Re: TNAV Holdings, Inc.
          Amendment No. 2 to the Registration Statement on Form S-1
          Filed January 5, 2010
          File No. 333-162771

Dear Mr. Jin:

        We have reviewed your response to our letter dated December 23, 2009. In
addition to the oral comments delivered telephonically on January 13, 2010, we have the
following additional comments. Please note that page references refer to the marked
version of your filing provided by counsel.

Bonuses, page 100

1. We note your response to our prior comment 15 and reissue, in part. Please
   provide specific disclosure of targets and the actual achievement against these
   targets for targets that are based on information that has been publicly reported,
   such as revenue targets. If you continue to believe that a target may be omitted
   because disclosure may cause competitive harm, disclose with specificity how
   difficult or likely it would be for the company or executive to achieve the
   undisclosed target. Refer to Instruction 4 to Item 402(b) of Regulation S-K.

2. In this regard, we also note your response to our prior comment 16; however, we
   reissue. We continue to believe that even if a particular target is not quantified
   because of risk of competitive harm, additional explanation of the various
   company and individual targets is nevertheless warranted. It is not apparent to us
   that all of the targets discussed in your response letter to us are encompassed in
   the targets you discuss in the registration statement. Accordingly, please revise as
   previously requested. Alternatively, tell us why specific targets are not a material
   part of your performance compensation.

* * * * *

   As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   Please contact J. Nolan McWilliams at (202) 551-3217 or Susan Block at (202) 551-3210 with any questions.

         Sincerely,

         Susan Block
         Attorney-Advisor

cc: Via facsimile (650) 493-6811
   Julia Reigel, Esq.
   Wilson Sonsini Goodrich & Rosati